Exhibit 99.1

Bayer AG
Communications,
News Release	Government Relations & Corporate Brand
51368 Leverkusen
Germany
Tel. +49 214 30-1
www.news.bayer.com

Innovation Powerhouse to Deliver Integrated Solutions for the Next Generation of Farming:

Bayer Offers to Acquire Monsanto to Create a Global Leader in Agriculture

•                  USD 122 per share all-cash offer, valuing Monsanto at USD 62 billion, represents immediate and certain value at a substantial premium for Monsanto shareholders

•                  Creates leading integrated agriculture business with broad product portfolio and exceptional R&D pipeline to deliver valuable and innovative solutions for farmers

•                  Compelling value-creation potential with core EPS accretion by mid-single digit percentage in the first full year after closing and double-digit percentage thereafter

•                  Expected total synergies of approximately USD 1.5 billion after year three plus additional integrated offer benefits in future years

•                  Strong free cash flow generation enables rapid deleveraging post-acquisition

•                  Reinforces Bayer as a global innovation-driven Life Science company with leadership positions in its core segments

Leverkusen, May 23, 2016 — In response to further market speculation and stakeholder inquiries, Bayer is publicly disclosing the contents of its private proposal to acquire Monsanto. Bayer has made an all-cash offer to acquire all of the issued and outstanding shares of common stock of Monsanto Company for USD 122 per share or an aggregate value of USD 62 billion. This offer, based on Bayer’s written proposal to Monsanto dated May 10, 2016, represents a substantial premium of:

•                  37 percent over Monsanto’s closing share price of USD 89.03 on May 9, 2016

•                  36 percent over the three-month volume weighted average share price

•                  33 percent over the six-month volume weighted average share price

•                  Last twelve months EBITDA multiple of 15.8x as of February 29, 2016

The acquisition of Monsanto would be a compelling opportunity to create a global agriculture leader, while reinforcing Bayer as a Life Science company with a deepened position in a long-term growth industry. The combination is expected to provide Bayer’s shareholders with accretion to core EPS by a mid-single-digit percentage in the first full year after closing and a double-digit percentage thereafter. Initially, Bayer expects annual earnings contributions from total synergies of approximately USD 1.5 billion after year three plus additional integrated offer benefits in future years.

“We have long respected Monsanto’s business and share their vision to create an integrated business that we believe is capable of generating substantial value for both companies’ shareholders,” said Werner Baumann, CEO of Bayer AG. “Together we would draw on the collective expertise of both companies to build a leading agriculture player with exceptional innovation capabilities to the benefit of farmers, consumers, our employees and the communities in which we operate.”

This transaction would bring together leading Seeds & Traits, Crop Protection, Biologics, and Digital Farming platforms. Specifically, the combined business would benefit from Monsanto’s leadership in Seeds & Traits and Bayer’s broad Crop Protection product line across a comprehensive range of indications and crops. The combination would also be truly complementary from a geographic perspective, significantly expanding Bayer’s long-standing presence in the Americas and its position in Europe and Asia/Pacific. Customers of both companies would benefit from the broad product portfolio and the deep R&D pipeline.

“Bayer is committed to enabling farmers to sustainably produce enough healthy, safe and affordable food capable of feeding the world’s growing population,” said Liam Condon, member of the Board of Management of Bayer AG and head of the Crop Science Division. “Faced with the complex challenge of operating in a resource-constrained world with increasing climate volatility, there is a clear need for more innovative solutions that advance the next generation of farming. By supporting farmers of all sizes on every continent, the combined business would be positioned as the partner of choice for truly integrated, superior solutions.”

Under the proposed transaction, the combined business would provide attractive opportunities for the employees of both companies and have its global Seeds & Traits and North American commercial headquarters in St. Louis, Missouri, its global Crop Protection and divisional Crop Science headquarters in Monheim, Germany, and an important presence in Durham, North Carolina, as well as many other locations throughout the U.S. and around the world. Digital Farming for the combined business would be based near San Francisco, California.

Bayer is highly confident in its ability to finance the transaction based on advanced discussions with and support from its financing banks, BofA Merrill Lynch and Credit Suisse. The offer is not subject to a financing condition. Bayer intends to finance the transaction with a combination of debt and equity. The expected equity portion represents approximately 25 percent of the transaction’s enterprise value and is expected to be raised primarily via a rights offering.

The strong cash flow generation of the combined business as well as Bayer’s track record of disciplined deleveraging after large acquisitions would enable rapid deleveraging post-acquisition. This is in line with Bayer’s target of an investment-grade rating immediately after closing of the transaction and its commitment to the single “A” credit rating category in the long term. Bayer has a successful track record of working with global authorities to secure the necessary regulatory approvals and has extensive experience integrating acquisitions from a business, geographic, and cultural perspective.

Bayer’s Board of Management and Supervisory Board unanimously approved the proposal and are fully committed to pursuing the transaction. Bayer is prepared to proceed immediately to due diligence and negotiations and to quickly agree to a transaction. The transaction will be subject to customary closing conditions.

BofA Merrill Lynch and Credit Suisse are acting as lead financial advisors to Bayer and support the financing of the transaction; Rothschild has been retained as an additional financial advisor to Bayer. Bayer’s legal advisors are Sullivan & Cromwell LLP (M&A) and Allen & Overy LLP (Financing).

Bayer: Science For A Better Life

Bayer is a global enterprise with core competencies in the Life Science fields of health care and agriculture. Its products and services are designed to benefit people and improve their quality of life. At the same time, the Group aims to create value through innovation, growth and high earning power. Bayer is committed to the principles of sustainable development and to its social and ethical responsibilities as a corporate citizen. In fiscal 2015, the Group employed around 117,000 people and had sales of EUR 46.3 billion. Capital expenditures amounted to EUR 2.6 billion, R&D expenses to EUR 4.3 billion. These figures include those for the high-tech polymers business, which was floated on the stock market as an independent company named Covestro on October 6, 2015. For more information, go to www.bayer.com.

Please see below the private letter Bayer shared with Monsanto on May 10, 2016.

May 10, 2016

Hugh Grant

Chairman and Chief Executive Officer

Monsanto Company

800 North Lindbergh Boulevard

St. Louis, Missouri 63167

Dear Hugh,

Thank you for taking the initiative to arrange the recent meeting between us on April 18, 2016. I appreciated the opportunity to hear your views on the value of a globally integrated agriculture platform and your vision that a combination of Seeds & Traits, Crop Protection, Biologics, and Digital Farming would be a winning formula. On behalf of Bayer, I am pleased to provide this letter to you to confirm our strong interest in a business combination with Monsanto. As you mentioned, a Monsanto and Bayer combination offers the best strategic fit in the industry. Additionally, we believe this combination offers a unique and compelling opportunity to maximize value for both our companies’ shareholders. This letter outlines the terms of our proposal, which has been unanimously approved by our Board of Management and has the support of the Chairman of our Supervisory Board.

Bayer has long respected Monsanto’s business, management team, strong innovation capabilities and commitment to farmers. Over the years we have had multiple discussions regarding potential avenues to realize our shared vision regarding an integrated approach and strategy to the agricultural industry. The combination would create a truly global agriculture leader with a comprehensive and balanced product line across business segments and geographies. This would bring together Monsanto’s leadership in Seeds & Traits with Bayer’s leadership in Crop Protection and Biologics, and our combined focus on Digital Farming. Additionally, we would also combine our research and development capabilities, creating an innovation powerhouse to develop solutions for farmers around the world.

Our Proposal

Price: We are prepared to acquire all of the issued and outstanding shares of Monsanto for $122 per share in cash. We believe this all-cash offer presents Monsanto shareholders the best opportunity to maximize the full value of their shares immediately, with certainty. Our offer represents:

•                  A premium of 37% over the closing share price on May 9, 2016

•                  A premium of 36% over the three-month volume weighted average share price

•                  A premium of 33% over the six-month volume weighted average share price

•                  A last twelve months EBITDA multiple of 15.8x as of February 29, 2016

Our proposal fully values Monsanto including its pipeline and also shares the benefits of the combination, the very benefits you outlined in detail in your proposed transaction with Syngenta.

Financing: Our all-cash offer provides transaction certainty and would not be subject to a financing condition. Together with our financial advisors, BofA Merrill Lynch and Credit Suisse, we have engaged in an extensive analysis of the potential financing options available to Bayer and we are highly confident in our ability to secure full financing commitments prior to announcement. Our financial advisors have provided us with highly confident letters for the proposed transaction.

Regulatory: Bayer has a highly successful track record working together with global authorities to gain regulatory approvals, given our prior acquisition experience including Aventis CropScience, Schering AG, and Merck Consumer Care. Together with our legal advisor, Sullivan & Cromwell LLP, we have analyzed the potential regulatory aspects and are very confident that we will be able to obtain all necessary approvals in a timely manner.

Integration: We have extensive experience in successfully integrating acquisitions from a business, geographic, and cultural perspective. We foresee no impediments to effectively integrating our respective organizations, especially given our complementary business segments, geographies, and success-driven cultures. We would propose that the new global Seeds & Traits and North American commercial headquarters, as well as the research and development center for Seeds & Traits be based in St. Louis, Missouri. Additionally, we anticipate Digital Farming for the combined company would be based near San Francisco, California. We will provide meaningful additional opportunities for employees of both companies.

Timing: Bayer is prepared to move expeditiously to complete customary due diligence, negotiate and execute definitive transaction documentation, and announce the proposed combination. Given the significant time and resources we have already devoted to analyzing this potential combination, we can complete this process quickly, with minimal disruption to Monsanto’s business or its employees. Additionally, given the substantial benefits of the combination, we believe that it is important that both of our companies commence negotiations immediately.

This letter is being submitted to you on the understanding that its contents will be kept confidential and will not be disclosed to any person other than Monsanto’s Board of Directors, senior officers, and financial and legal advisors. The proposal outlined in this letter is based on publicly available information and any transaction would be subject to our satisfactory due diligence review, the negotiation and execution of mutually satisfactory definitive transaction documentation, and other usual and customary conditions for transactions of this nature.

We completely agree with the vision of an integrated crop solution strategy you described during our meeting on April 18, 2016. Additionally, we are convinced that a business combination between Monsanto and Bayer represents a unique and truly compelling opportunity to create a global leader in agriculture. We believe that our proposal maximizes immediate value and provides certainty for Monsanto shareholders while creating significant benefits for farmers, employees and our communities. As a result, we are fully committed to completing this transaction. Our strong preference is to engage in a constructive process and work together to achieve a mutually beneficial outcome.

We remain at your disposal, and that of your Board of Directors, to address any questions you may have and we appreciate and look forward to your consideration and timely response.

Yours sincerely,

Werner Baumann

Bayer AG

Chairman of the Board of Management

Liam Condon

Bayer AG

President Crop Science Division

Note to editors:

Further information is available on the internet at: www.advancingtogether.com

•                  Statements of Werner Baumann and Liam Condon as video and script (from approximately 7:00 a.m. CEST)

•                  Slides for the Media Conference Calls (from approximately 7:00 a.m. CEST)

•                  Speech and embedded slides for the Media Conference Calls (from approximately 8:00 a.m. CEST)

•                  Live webcast of the 1st Media Conference Call (from approx. 8:00 a.m. CEST)

•                  Live webcast of the 2nd Media Conference Call (from approx. 4:30 p.m. CEST)

Transcripts and audio recordings of all conference calls will be available afterwards.

Print-quality photos can be downloaded from our website at: www.news.bayer.com

TV and multimedia editors can download or order updated film footage about Bayer free of charge at: www.tv-footage.bayer.com

Contact:

Günter Forneck, Tel. +49 214 30-50446

E-Mail: guenter.forneck@bayer.com

Christian Hartel, Tel. +49 214 30-47686

E-Mail: christian.hartel@bayer.com

ha                   (2016-0126E)

Forward-Looking Statements

This release may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”). This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto. No tender offer for the shares of Monsanto has commenced at this time. At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer. Any definitive tender offer documents will be mailed to the stockholders of Monsanto. STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES. Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.